OCEAN RIG UDW INC
3rd Floor Flagship Building
Harbour Drive
Grand Cayman, Cayman Islands

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

NAME	
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

CONTROL # → 0000000000000000

SHARES

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR proposals 1 and 2.

	For	Against	Abstain
1 To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2018.	☐	☐	☐
2 To approve the special resolution required pursuant to the Companies Law (2016 Revision) of the laws of the Cayman Islands and the second amended and restated memorandum and articles of association of the Company to amend Article 32.4 of the second amended and restated memorandum and articles of association by deleting Article 32.4 of the second amended and restated memorandum and articles of association of the Company in its entirety and replacing it with the following: "The Directors, on behalf of the Company, shall purchase and maintain insurance for the benefit of any Director or other officer of the Company who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including any Group Company against any expense, liability or loss asserted, against such person and incurred by such person in any such capacity, or arising out of such persons status as such, which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company, with coverage of not less than $400,000,000, or such lesser amount as may be approved by the Lender Directors."	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000353680_1 R1.0.1.17

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice & Proxy Statement is available at www.proxyvote.com

OCEAN RIG UDW INC.
Annual General Meeting of Shareholders
March 5, 2018 at 9:00 AM, Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. John Liveris and Mr. Iraklis Sbarounis, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of OCEAN RIG UDW INC. (the "Company") that the shareholder(s) is/are entitled to vote at the Annual General Meeting of shareholders to be held at the the Company's offices located at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands, on March 5th, 2018, at 9:00 a.m., local time, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side